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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4

                                ----------------

                         ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                            ------------------------

                             THOR INDUSTRIES, INC.
                  (Name of Issuer and Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                  885160 10 1
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              WADE F. B. THOMPSON
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              419 WEST PIKE STREET
                           JACKSON CENTER, OHIO 45334
                                 (937) 596-6849

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    COPY TO:

                               ALAN SIEGEL, ESQ.
                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 872-1000

                                OCTOBER 17, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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
                           CALCULATION OF FILING FEE

             TRANSACTION VALUATION(1)                              AMOUNT OF FILING FEE
                   $13,000,000                                            $2,600

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  N/A         Filing Party:  N/A

     Form or Registration No.:  N/A        Date Filed:  N/A

------------

(1) Estimated solely for purposes of calculating the filing fee and computed pursuant to Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This amount assumes the acquisition by Thor Industries, Inc. of 500,000 shares of its common stock at the maximum tender offer price of $26 per share.

ITEM 1. SECURITY AND ISSUER.

    (a) The name of the Issuer is Thor Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 419 West Pike Street, Jackson Center, Ohio 45334.

    (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 500,000 shares (or such lesser number of shares as are properly tendered and not withdrawn) of its Common Stock, par value $0.10 per share (the "Shares" or the "Common Stock"), at prices not greater than $26 nor less than $24 per Share, net to the seller in cash (the "Purchase Price"), to be selected by the Company, taking into account the number of Shares so tendered and the prices specified by stockholders tendering Shares. The Company will select the lowest Purchase Price that will allow the Company to buy up to 500,000 Shares (or such lesser number as are properly tendered and not withdrawn) at a price not greater than $26 nor less than $24, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. The information set forth in "Introduction," "Section
1. Number of Shares; Proration," "Section 10. Shares Outstanding and Significant Stockholders; Certain Effects of the Offer," "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Section 15. Extension of the Offer; Termination; Amendments" of the Offer to Purchase is incorporated herein by reference.

    (c) The Shares are listed and traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "THO." The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (d) This statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)--(b) The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
       THE ISSUER OR AFFILIATE.

    (a)--(j) The information set forth in "Introduction," "Section 8. Purpose of the Offer," "Section 10. Shares Outstanding and Significant Stockholders; Certain Effects of the Offer," "Section 11. Certain Information Concerning the Company" and "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
       RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in the "Introduction," "Section 8. Purpose of the Offer," "Section 10. Shares Outstanding and Significant Stockholders; Certain Effects of the Offer" and "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

    (a)--(b) The financial information set forth in "Section 11. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

    (a) None.

    (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Section 10. Shares Outstanding and Significant Stockholders; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

    (d) None.

    (e) Additional information with respect to the Offer and related matters is included throughout the Offer to Purchase and the Letter of Transmittal, which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are hereby incorporated by reference in its entirety. The Company is not aware of any jurisdiction in which the making of the Offer or the tender of the Shares would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Company makes a good faith effort to comply with any state law deemed applicable to the Offer, if it cannot do so, the Company believes that the exclusion of holders residing in such state(s) is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NO.                                                      DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase dated October 17, 1996.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Form of letter to brokers, dealers, commercial banks, trust companies and other nominees dated October
           17, 1996.
(a)(5)     Form of letter to clients who are common stockholders for use by brokers, dealers, commercial banks, trust companies and other nominees dated October 17, 1996.
(a)(6)     Form of letter to stockholders from the Chairman, President and Chief Executive Officer of the Company
           dated October 17, 1996.
(a)(8)     Form of Summary Advertisement dated October 17, 1996.
(a)(9)     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(10)    Form of Press Release dated October 17, 1996.
(b)(1)     Amended and Restated Revolving Credit Agreement by and among Thor Industries, Inc. (including certain of its subsidiaries as guarantors), Bank One, Sidney, NA and Harris Trust and Savings Bank, as banks, and
           Bank One, Sidney, NA, as agent, dated as of December 4, 1992 (the "Credit Agreement").
(b)(2)     First Amendment to the Credit Agreement dated January 1992.

EXHIBIT
NO.                                                      DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(b)(3)     Second Amendment to the Credit Agreement dated November 23, 1993.
(b)(4)     Third Amendment to the Credit Agreement dated November 24, 1994.
(b)(5)     Assignment and Acceptance dated August 25, 1995 between Bank One, Sidney, NA and Bank One, Columbus, NA and agreed to and accepted by Thor Industries, Inc. and Harris Trust and Savings Bank.
(b)(6)     Specimen of Note in the amount of $12,500,000 of Thor Industries, Inc. payable to Harris Trust and
           Savings Bank dated August 31, 1995
(b)(7)     Specimen of Note in the amount of $12,500,000 of Thor Industries, Inc. payable to Bank One, Columbus, NA dated August 31, 1995.
(b)(8)     Fourth Amendment to the Credit Agreement dated August 31, 1995.
(b)(9)     Fifth Amendment to the Credit Agreement dated November 30, 1995.
(b)(10)    Sixth Amendment to the Credit Agreement dated October 17, 1996.
(c)        Not applicable.
(d)        Not applicable.
(e)        Not applicable.
(f)        Not applicable.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                October 17, 1996

                                THOR INDUSTRIES, INC.

                                By:  /s/ WALTER L. BENNETT
                                     -----------------------------------------
                                     Name: Walter L. Bennett
                                     Title:  Senior Vice President and
                                           Chief Administrative Officer

                                 EXHIBIT INDEX

EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
(a)(1)       Offer to Purchase dated October 17, 1996.
(a)(2)       Letter of Transmittal.
(a)(3)       Notice of Guaranteed Delivery.
(a)(4)       Form of letter to brokers, dealers, commercial banks, trust companies and other nominees dated
               October 17, 1996.
(a)(5)       Form of letter to clients who are common stockholders for use by brokers, dealers, commercial banks, trust companies and other nominees dated October 17, 1996.
(a)(6)       Form of letter to stockholders from the Chairman, President and Chief Executive Officer of the
               Company dated October 17, 1996.
(a)(8)       Form of Summary Advertisement dated October 17, 1996.
(a)(9)       Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(10)      Form of Press Release dated October 17, 1996.
(b)(1)       Amended and Restated Revolving Credit Agreement by and among Thor Industries, Inc. (including certain of its subsidiaries as guarantors), Bank One, Sidney, NA and Harris Trust and Savings Bank, as
               banks, and Bank One, Sidney, NA, as agent, dated as of December 4, 1992 (the "Credit Agreement").
(b)(2)       First Amendment to the Credit Agreement dated January 1992.
(b)(3)       Second Amendment to the Credit Agreement dated November 23, 1993.
(b)(4)       Third Amendment to the Credit Agreement dated November 24, 1994.
(b)(5)       Assignment and Acceptance dated August 25, 1995 between Bank One, Sidney, NA and Bank One, Columbus,
               NA and agreed to and accepted by Thor Industries, Inc. and Harris Trust and Savings Bank.
(b)(6)       Specimen of Note in the amount of $12,500,000 of Thor Industries, Inc. payable to Harris Trust and
               Savings Bank dated August 31, 1995
(b)(7)       Specimen of Note in the amount of $12,500,000 of Thor Industries, Inc. payable to Bank One, Columbus,
               NA dated August 31, 1995.
(b)(8)       Fourth Amendment to the Credit Agreement dated August 31, 1995.
(b)(9)       Fifth Amendment to the Credit Agreement dated November 30, 1995.
(b)(10)      Sixth Amendment to the Credit Agreement dated October 17, 1996.
  (c)        Not applicable.
  (d)        Not applicable.
  (e)        Not applicable.
  (f)        Not applicable.

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